Exhibit 99.6

Australia: TotalEnergies enters into an infrastructure
agreement with GIP on Gladstone LNG.

Paris, July 13, 2021 – TotalEnergies has completed a transaction with GIP Australia (GIP) in relation to the downstream facilities of the Gladstone LNG Project owned by its subsidiary Total GLNG Australia (TGA), for a consideration of more than US$ 750 million, with effective date January 1, 2021.

As part of this transaction, GIP will receive a throughput-based tolling fee calculated on TGA’s share of gas processed through the downstream facilities over a period of 15 years.

TGA retains full control and ownership of its 27.5% interest in the Gladstone LNG Downstream Joint Venture.

“We have worked closely with GIP to achieve this infrastructure transaction and are happy of this first collaboration with such an experienced infrastructure partner. This monetization of infrastructure assets contributes to focusing further TotalEnergies’ capital on core producing assets and fully reflects TotalEnergies’ active portfolio management”, declared Jean-Pierre Sbraire, Chief Financial Officer at TotalEnergies.

The Gladstone LNG Project

The integrated LNG project consists of producing natural gas from the Fairview, Arcadia, Roma and Scotia fields, located in the Bowen-Surat Basin in Queensland, Australia.

The project also includes transporting the gas over approximately 400 kilometers to a gas liquefaction plant in the industrial port of Gladstone, northeast of Brisbane, on the eastern coast of Australia. The Gladstone LNG liquefaction plant consists of two trains with a total nameplate capacity in excess of 7.8 million tons per year.

The downstream facilities mainly comprise the gas transportation system and the two-train gas liquefaction plant. The Gladstone LNG Project has been exporting LNG since 2015.

TotalEnergies’ activities in Australia

For over 60 years, TotalEnergies has developed in Australia a range of activities spanning the spectrum of the energy industry.

TotalEnergies is involved in 2 major Australian LNG projects: Gladstone LNG on Curtis Island on stream since 2015 and Ichthys LNG in Darwin, operational since 2018.

Total Eren (TotalEnergies 30%) commissioned the Kiamal 250 MW solar PV power plant, largest in the state of Victoria. Maxeon (TotalEnergies 27%) is focusing on distributed generation in residential segment and commercial segment. Total Gas & Power Australia has an electricity retail license and is also developing 100MW / 100 MWh Energy Storage Scheme (ESS) projects in Victoria. Saft, a wholly owned subsidiary of TotalEnergies, is managing sales of advanced technology batteries for telecommunications, transport and grid, industry standby, civil electronics and defense divisions. TotalEnergies Marketing and Services branch is active in the lubricant market in Australia.

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About TotalEnergies

TotalEnergies is a broad energy company that produces and markets energies on a global scale: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, clean, reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +44 (0)207 719 7962 l ir@totalenergies.com

Cautionary Note

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